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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                      479368-10-2
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                                                      CUSIP NUMBER

                                                      1-6687
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                                                      SEC FILE NUMBER



                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
              [ ] Form N-SAR

         For Period Ended: January 1, 2000
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              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:  _________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Notification relates to entire filing.
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                          PART I-REGISTRANT INFORMATION

Full name of registrant:  Johnston Industries, Inc.

Former name if applicable:  Not applicable.

Address of principal executive office:  105 Thirteenth Street

City, State and Zip Code:  Columbus, Georgia 31901


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                         PART II-RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III-NARRATIVE

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Registrant has experienced a delay in completing for Form 10-K for the fiscal year ended January 1, 2000 which delay could not be overcome without unreasonable effort and expense, as a result of the following:

         1. The Registrant has just completed the process of negotiating an agreement for the acquisition of the Registrant through a tender offer for a significant portion of its stock and a related equity investment in the Registrant by the acquiror. This transaction was announced publicly on March 31, 2000. This process, which has taken several months of intense negotiations to complete, has resulted in a reallocation of management's resources, preventing the timely completion of the Form 10-K without unreasonable effort or expense.

         2. The Registrant, in addition to negotiating the sale noted above, has also been involved in negotiations to refinance its existing debt in conjunction with the proposed acquisition. This process has also required the Registrant to reallocate resources from the Form 10-K completion. Further, the completion of these negotiations and receipt of a commitment letter from the lending institutions was a precondition to the issuance of the auditors report on the financials. The commitment letter was received late in the day on March 30th.

                            PART IV-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Jim Murray, Chief Financial Officer         Phone:  (706) 641-3140
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [x] Yes  [ ] No



         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [x] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            Johnston Industries, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                        By:     /s/ James J. Murray
                                           ---------------------------------
                                        Name:   James J. Murray
                                        Title:  Executive Vice President and
                                                Chief Financial Officer

Date:  April 3, 2000


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                                  Attachment A

         The Registrant expects to report substantially larger losses for the fiscal year ended January 1, 2000 as compared to the prior fiscal year. The Registrant reported losses of $6,338,000 through the nine months ended October 2, 1999 compared to losses of $1,363,000 for the nine months ended October 3, 1998. Further, the Registrant expects to report a loss for its fourth fiscal quarter ended January 1, 2000 in line with the average of the previous three quarters, compared to net income of $755,000 for the fourth quarter of 1998. The results for the fourth quarter ended January 1, 2000 will reflect substantially lower LIFO income than 1998 and are also expected to reflect provisions for losses stemming from guarantees of the obligations of certain former employees and officers.


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